April 29, 2014

VIA EMAIL

Edward P. Bartz

Senior Counsel

Division of Investment Management

Securities Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Endowment PMF Master Fund, L.P. (File No. 811-22940)

PMF Fund, L.P. (File No. 811-22941)

PMF TEI Fund, L.P. (File No. 811-22942)

Dear Mr. Bartz:

We have received your written comments (“Comments”) dated March 21, 2014 regarding the registration statements on Form N-2 for the above-named registrants (“Registrants”) filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) on February 20, 2014 (“Registration Statements”). We respectfully submit this in response to your comments. We have, for the convenience of the Staff, repeated below each comment followed by Registrants’ response. Defined terms have the same meanings as used by each Registrant in its respective Registration Statement.

The Endowment PMF Master Fund, L.P.

PROSPECTUS

Item 3 — Fee Table (Page 1)

1.	Please delete the caption “Total Annual Fund Operating Expenses” from the Fee Table. See Item 3.1 of Form N-2. Also, since the Fee Table expenses are not reduced by a contractual waiver/reimbursement agreement, please delete any reference to the agreement in the Fee Table and the accompanying notes.

Response: The requested change will be made.

Item 8 — General Description of the Registrant (Page 2)

2.	The third paragraph of this section states that the Master Fund’s investment objective involves the management of a portfolio of underlying investment funds (“Investment Funds”). Please describe in this section the specific types of Investment Funds that are included in the Master Fund (e.g., hedge funds), and provide examples of the types of investments held by these Investment Funds.

Response: The requested change will be made. Registrants note, however, that (i) all investors in Registrants have been the beneficial owners of the same assets when held in the legacy fund prior to the creation of Registrants, (ii) Registrants will liquidate and not make new investments, and (iii) existing risk disclosures address the types of Underlying Funds and types of investments held.

General Risks — Ability to Borrow (Page 4)

3.	Please disclose the expenses related to borrowing in a line item captioned “Interest Payments on Borrowed Funds” in the Fee Table. See Item 3.1 of Form N-2.

Response: As a supplemental response, although the Master Fund has authority for limited borrowing, as disclosed, it does not currently have a line of credit. Accordingly, such line item disclosure would be speculative. Registrant respectfully believes no change is needed in response to the Comment.

Special Risks of the Fund of Funds Structure — Indemnification of Investment Funds and Investment Managers (Page 9)

4.	This section states that the Master Fund may agree to indemnify the Investment Funds and the investment managers of the Investment Funds and their officers, directors, and affiliates from any liability, damage, cost, or expense arising out of acts or omissions relating to the offer or sale of limited partnership interests (“Interests”). Please explain to us why it is appropriate for the Master Fund to indemnify all such parties.

Response: As a supplemental response, transfers of ownership of private Investment Fund Interests require the approval of such Investment Funds’ general partners (or equivalent), which may be withheld at the sole discretion of such general partners (or equivalent). Thus, the Master Fund of necessity must agree to reasonable, and relatively standard, indemnities as a condition of such transfers.

Investment Related Risks — High Yield Debt; Distressed Debt (Page 11)

5.	This section describes the risks associated with junk bond investments. Please include the term “speculative” in describing the investment characteristics of these securities.

Response: The requested change will be made.

Item 9.1(a) — “Management of the Master Fund - The Board of Directors” (Page 26)

6.

The second paragraph of this section states that “Partners holding at least 20% of the Master Fund’s Interests may nominate a Director to fill a vacancy.” However, disclosure in the Nominating Committee section on page 35 of the prospectus states that the Nominating Committee, which comprises all Independent Directors, “recommends nominations for membership on the Board” and “is solely responsible for the selection and nomination of potential candidates to serve on the Board,” and also states that “[o]nly Independent Directors may nominate other Independent Directors.” Please revise the disclosures in this section and on page 35 of the prospectus to provide clear and consistent disclosures of the Nominating Committee’s responsibility regarding the nomination of directors, and the ability of partners to nominate directors.

Response: Registrants do not believe that the disclosure is inconsistent, but Registrants, in order to clarify conformity with the limited partnership agreement, will (i) add “subject to Nominating Committee nomination of Independent Directors,” to modify the statement that “partners holding at least 20% of the Master Fund’s Interests may nominate a Director to fill a vacancy”, and (ii) add that the Nominating Committee is solely responsible for nomination of potential “Independent Director” candidates to serve on the Board.

Additional Investment Policies — Fundamental Policies (Page 31)

7.	The second fundamental policy described in this section provides that the Master Fund may invest in Investment Funds that concentrate in one or more industries, but that it will not invest 25% or more of the value of its assets in Investment Funds that focus on investing in any single industry or group of related industries. Please add disclosure indicating that the Fund will consider the concentration of Investment Funds when determining compliance with its concentration policy. In our view, although the Master Fund may invest in Investment Funds which concentrate, the Master Fund may not ignore the concentration of Investment Funds when determining whether the Master Fund is in compliance with its own concentration policy. For example, it would be a violation of the Master Fund’s concentration policy for the Master Fund to invest all its assets in Investment Funds that the Fund knows concentrate in a particular industry or group of related industries.

Response: The Master Fund clearly discloses that it “will not invest 25% or more of the value of its total assets in Investment Funds that focus on investing in any single industry or group of related industries.” Disclosure states, and Registrant so interprets the disclosure to mean, exactly what the Comment requests. Additionally, as stated clearly in the Registration Statement, the Master Fund will not be making any investments in new Investment Funds. Accordingly, Registrant respectfully does not believe any changes are necessary.

PMF Fund, L.P. and PMF TEI Fund, L.P.

PROSPECTUS

Summary — The Funds (Page i)

8.	This section states that PMF Fund invests its assets directly in the Master Fund, while the TEI Fund invests its assets in the Offshore Fund, which in turn invests in the Master Fund. Please describe in this section the specific types of investment vehicles held by the Master Fund (e.g., hedge funds), and provide examples of the types of investments held by these investment vehicles.

Response: Please see the response to Comment 2 above.

Summary — Risk Factors (page v)

9.	See Comment 4 above.

Response: Please see response to Comment 4 above.

Summary of Fund Expenses (Page 1)

10.	See Comment 1 above.

Response: The requested change has been made.

Borrowing by the Funds and the Master Fund (Page 6)

11.	Please disclose in a line item captioned “Interest Payments on Borrowed Funds” in the Fee Table of the PMF Fund the interest payments related to borrowing by both the Master Fund and the PMF Fund. Also, please provide a similar disclosure in the Fee Table of the TEI Fund, and disclose the interest payments related to borrowing by the Master Fund, the TEI Fund, and the Offshore Fund. See Item 3.1 of Form N-2.

Response: As a supplemental response, none of the Master Fund, PMF TEI Fund or PMF Fund have a line of credit. Please see response to Comment 3 above.

Additional Investment Policies — Fundamental Policies (Page 8)

12.	See Comment 7 above.

Response: Please see response to Comment 7 above.

GENERAL COMMENTS

13.	As you know, we have concerns regarding whether HarbourVest-Origami should be considered a third-party bidder for purposes of the PMF tender offers filed on February 20, 2014. We have received your analysis of this issue, which you provided to us in a letter dated March 17, 2014. We are continuing to discuss this matter with the Division of Corporation Finance, and may have further comments based on these ongoing discussions.

Response: As a supplemental response, per the telephone conversation between Edward Bartz and George Zornada on March 24, 2014, the question raised by the comment was settled without objection from the Staff.

14.	Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statements.

Response: Registrants do not anticipate submitting an exemptive applications or no-action requests.

15.	Responses to this letter should be in the form of amendments filed pursuant to the Investment Company Act. Where no change will be made in the filings in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

16.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds’ disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

Responses: Registrants acknowledge the Comments.

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Thank you for your attention to these matters. If you have any questions, I may be reached at (617) 261-3231.

Very truly yours,

/s/ George J. Zornada

George J. Zornada